UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated March 24, 2009, reporting its financial and operating results for the fourth quarter and year ended December 31, 2008.

DRYSHIPS INC. REPORTS ITS FINANCIAL AND OPERATING RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2008.

March 24, 2009, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes, today announced its unaudited financial and operating results for the fourth quarter and year ended December 31, 2008.

Financial Highlights

➢

For the fourth quarter of 2008, the Company reported a Loss of $1.02 billion or $18.42 per share. Included in the fourth quarter results are a non-cash loss of  $700.5 million or $12.68 per share related to the impairment of goodwill associated with the acquisition of Ocean Rig ASA, a loss related to contract termination fees and forfeiture of vessel deposits of $160.0 million or $2.90 per share, a non cash loss of $177.0 million or $3.20 per share associated with the valuation of the Company’s interest rate swaps, a loss on the sale of one vessel of $3.0 million or $0.05 per share, amortization of stock based compensation of $9.5 million or $0.17 per share and a gain on the contract cancellation of one vessel of $9.1 million or 0.16 per share . Excluding these items, Net Income would amount to $23.5 million or $0.43 per share.

➢

For the year ended December 31, 2008, the Company reported a Loss of $361.3 million or $8.11 per share. Included in the year ended December 31, 2008 results are a non-cash loss of $700.5 million or $15.71 per share related to impairment of goodwill associated with the acquisition of our wholly-owned subsidiary Ocean Rig ASA, a loss related to contract termination fees and forfeiture of vessel deposits of $160.0 million or $3.59 per share, a non cash loss of $207.9 or $4.66 per share associated with the valuation of the Company’s interest rate swaps, a gain on the sale of eight vessels of $223.0 million or $5.00 per share, amortization of stock based compensation of $31.5 million or $0.71 per share and a gain on the contract cancellation of one vessel of $9.1 million or 0.20 per share. Excluding these items, Net Income would amount to $506.2 million or $11.35 per share.

Other Developments

➢

Negotiated the cancellation of a total 17 contracts associated with vessel acquisitions previously announced worth about $2.0 billion at the time of the announcements.

➢

The Company has raised approximately $380.0 million in gross proceeds through its ATM Equity OfferingSM under the Prospectus Supplement filed on January 28, 2009. Merrill Lynch & Co. acted as sales agent in the offering.

➢

Reached a definitive agreement with Nordea Bank Plc, DnB NOR Bank ASA and HSH Nordbank regarding a covenant waiver in connection with the $800 million Primelead facility.

➢

The Company’s wholly-owned subsidiary, Ocean Rig ASA, has received a Letter of Award from Petrobras for a 3-year period employment contract for exploration drilling in the Black Sea. The contract is expected to commence in direct continuation from the current contract with Shell. The contract value is approximately $630 million including an estimated 60 days of mobilization, disassembly/reassembly of the derrick structure and an incentive bonus of 8%.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“Since the collapse of the world economy in the latter part of 2008 we have taken a pro-active approach implementing innovative steps to address the current market environment. DryShips has dramatically reduced its capital expenditures while minimizing the use of cash. The cancellation of 17 contracts associated with vessels previously announced worth $2 billion have dramatically reduced remaining CAPEX in 2009 to $149.6 million excluding payments associated with our newbuilding drillships. We have shored up the balance sheet by raising significant amounts of fresh equity for DryShips in an extremely difficult environment enhancing our liquidity position. These actions have garnered the support of our bankers as demonstrated by the waiver obtained by our three main lenders on the Primelead facility. These three lenders, acting as agents or direct lenders, represent 75% of the total loans outstanding. The latest fixture of the Leiv Eiriksson justifies the decision taken about a year ago to diversify into the ultra deep water offshore drilling segment by acquiring Ocean Rig ASA. In combination with the fixed revenue from the second operating rig and the period employment secured at the peak of the drybulk market for over 50% of our vessel operating days, we estimate our fixed EBITDA for the next three years will total approximately $1.70 billion. DryShips is ahead of the curve in facing the challenges of tomorrow. We remain cautiously optimistic about the future as we continue to build the Company for the long term.”

Fourth Quarter 2008 Results

Following our acquisition of Ocean Rig during 2008, we have two reportable segments, the drybulk carrier segment and the offshore drilling rig segment. For the quarter ended December 31, 2008, Net Voyage Revenues (Voyage Revenues less Voyage Expenses) amounted to $117.1 million as compared to $223.5 million for the quarter ended December 31, 2007. For the quarter ended December 31, 2008, revenues from drilling contracts following the acquisition of Ocean Rig amounted to $87.5 million. We did not earn any revenues from drilling contracts in the quarter ended December 31, 2007, as Ocean Rig was not part of Dryships. Operating Loss from both segments was $794.3 million for the quarter ended December 31, 2008, as compared to Operating Income of $211.9 million for the quarter ended December 31, 2007. Total Net Loss, from both segments, for the quarter ended December 31, 2008 was $1.02 billion or $18.42 Loss per Share calculated on 55,230,433 weighted average fully diluted shares outstanding as compared to the Net Income of $194.4 million or $5.35 Earnings per Share (EPS) calculated on 36,323,586 weighted average fully diluted shares outstanding for the quarter ended December 31, 2007. Total EBITDA(1) , from both segments, for the quarter ended December 31, 2008 was $(932.2) million as compared to $228.0 million for the quarter ended December 31, 2007.

Results for Year ended December 31, 2008

Following our acquisition of Ocean Rig during 2008, we have two reportable segments, the drybulk carrier segment and the offshore drilling rig segment. For the year ended December 31, 2008, Net Voyage Revenues (Voyage Revenues less Voyage Expenses) amounted to $808.1 million as compared to $550.9 million for the year ended December 31, 2007. For the year ended December 31, 2008, revenues from drilling contracts amounted to $219.4 million. The Company did not earn any revenues from drilling contracts in the year ended December 31, 2007, as Ocean Rig was not part of Dryships. Total Operating Loss, from both segments, was $14.0 million for the year ended December 31, 2008, as compared to Operating Income of $531.8 million for the year ended December 31, 2007. Total Net Loss, from both segments, for the year ended December 31, 2008 was $361.3 million or $8.11 Loss per Share calculated on 44,598,585 weighted average basic and fully diluted shares outstanding as compared to Net Income of $478.3 million or $13.40 EPS calculated on 35,700,182 weighted averages fully diluted shares outstanding for the year ended December 31, 2007. Total EBITDA(1), from both segments, for the year ended December 31, 2008 was $(100.4) million as compared to $601.0 million for the year ended December 31, 2007.

Other Significant Events

Bank Update

The Company has previously reported a definitive and a preliminary agreement with certain lenders relating to the waiver of breaches of loan covenants.  The Company remains in discussions with its other lenders concerning current breaches of loan covenants.  Pending the outcome of such discussions, the Company has reclassified approximately $1.8 billion in debt as short-term.

Disposal of Three Capesize Newbuildings

The Company has previously announced the cancellation of agreements to acquire three Capesize newbuildings from unaffiliated third parties in exchange for the retention by the sellers of cash deposits and cash payments in the amount of $66.4 million, and the payment by the Company to the sellers of an additional $50.0 million in cash or common shares.  In connection with the closing of the transaction, the provision regarding the $50.0 million additional payment was modified so that the Company issued a total of 11,990,405 common shares to the sellers.  We expect to incur a loss of approximately $116.4 million associated with this transaction which will be recorded in the first quarter of 2009. As of March 24, 2009, the Company has issued and outstanding 153,855,405 common shares.

Cancellation of Nine Capesize Vessels

We expect to close the previously announced cancellation of the nine Capesize vessels next month. We expect to record losses in association with the cancellations in the first quarter of 2009.

(1) Please see later in this release for a reconciliation of EBITDA to net cash provided by operations.

Fourth Quarter 2008

(Dollars in thousands, except Average Daily Results - unaudited)

                Three Months Ended      Three Months Ended
                31-Dec-07

      31-Dec-08

Average number of vessels(1)	36.1	38.6
Total voyage days for vessels(2)	3,307	3,410
Total calendar days for vessels(3)	3,323	3,547
Vessel utilization(4)	99.5%	96.1%
Time charter equivalent(5)	67,587	34,331
Vessel operating expenses (daily)(6)	5,327	6,307

Year Ended December 31, 2008

(Dollars in thousands, except Average Daily Results - unaudited)	Year Ended 31-Dec-07	Year Ended 31 Dec -08

Average number of vessels(1)	33.6	38.6
Total voyage days for vessels(2)	12,130	13,896
Total calendar days for vessels(3)	12,288	14,114
Vessels utilization(4)	98.7%	98.5%
Time charter equivalent(5)	45,417	58,155
Vessel operating expenses (daily)(6)	5,145	5,644

(Dollars in thousands)	Three months ended December 31, 2007	Three months ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2008
Voyage revenues	233,379	130,342	582,561	861,296
Voyage expenses	(9,868)	(13,274)	(31,647)	(53,172)
Time charter equivalent revenues	223,511	117,068	550,914	808,124
Total voyage days for fleet	3,307	3,410	12,130	13,896
Time charter equivalent TCE	67,587	34,331	45,417	58,155

 (1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

 (3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Financial Statements

The following are DryShips Inc.’s Unaudited Condensed Consolidated Income Statements for the three-month periods ended December 31, 2007 and 2008 and the year ended December 31, 2007 and 2008:

	Three months ended December 31, 2007	Three months ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2008
(Dollars in thousands, except for share and per share data-unaudited)

INCOME STATEMENT DATA

REVENUES:
Voyage revenues	$233,379	$130,342	$582,561	$861,296
Revenues from drilling contracts	-	87,548	-	219,406
	233,379	217,890	582,561	1,080,702

EXPENSES:
Voyage expenses	9,868	13,274	31,647	53,172
Vessel operating expenses	17,701	22,375	63,225	79,662
Drilling rigs operating expenses	-	34,150	-	86,229
Depreciation	22,292	49,665	76,511	157,979
(Gain)/Loss on sale of vessels	(31,453)	3,001	(137,694)	(223,022)
Gain on contract cancellation	-	(9,098)	-	(9,098)
Contract termination deposits and forfeiture of vessels deposits	-	160,000	-	160,000
Goodwill impairment charge	-	700,457	-	700,457
Management fee charged by a related party	2,522	9,624	9,579	21,129
General & administrative expenses	582	28,771	7,493	68,229

Operating income / (loss)	211,867	(794,329)	531,800	(14,035)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(11,271)	(34,121)	(46,158)	(100,109)
Loss on interest rate swaps	(1,761)	(177,019)	(3,981)	(207,936)
Other, net	(4,102)	(10,562)	(3,037)	(12,640)
Total other income (expenses), net	(17,134)	(221,702)	(53,176)	(320,685)

Net income / (loss) before taxes	194,733	(1,016,031)	478,624	(334,720)

Income taxes	-	(1,337)	-	(2,844)

Net income / (loss) after taxes and before equity in income of investee and minority interest	194,733	(1,017,368)	478,624	(337,564)

Minority interest	-	-	-	(16,825)
Equity in income of investee	(299)	-	(299)	(6,893)

Net (loss) / income	194,434	(1,017,368)	478,325	(361,282)

Basic and fully diluted earnings / (loss) per share	$5.35	$(18.42)	$13.40	$(8.11)

Weighted average number of shares, basic	36,323,586	55,230,433	35,700,182	44,598,585
and diluted

Balance Sheet

The following are Dryships Inc.’s Unaudited Balance Sheet as at December 31, 2007 and 2008

(Expressed in Thousands of U.S. Dollars except for share and per share data)
	2007 (as adjusted)	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$111,068	$303,114
Restricted cash	6,791	320,560
Trade accounts receivable, net of allowance for doubtful receivables of $0 and $957 as of December 31, 2007 and 2008, respectively	9,185	52,441
Other current assets	25,591	44,312
Total current assets	153,035	720,427

FIXED ASSETS, NET:
Advances for vessels under construction and acquisitions	118,652	535,616
Vessels, net	1,643,867	2,134,650
Drilling rigs, machinery and equipment ,net	-	1,393,158
Total fixed assets, net	1,762,519	4,063,424

OTHER NON CURRENT ASSETS:
Long term investment	405,725	-
Restricted cash	20,000	-
Other non-current assets	3,153	58,829
Total non current assets, net	428,878	58,829
Total assets	$2,344,432	$4,842,680

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$194,999	$2,370,556
Other current liabilities	44,305	154,492
Total current liabilities	239,304	2,525,048

NON CURRENT LIABILITIES
Long term debt, net of current portion	1,048,779	788,314
Other non-current liabilities	34,620	237,746
Total non current liabilities	1,083,399	1,026,060

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	1,021,729	1,291,572
Total liabilities and stockholders’ equity	$2,344,432	$4,842,680

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA:

Dollars in thousands	3 months ended Dec 31, 2007	3 months ended Dec 31, 2008
Net cash provided by operating activities	188,410	(58,957)
Net increase/ (decrease) in current assets	10,531	19,446
Net decrease/ (increase) in current liabilities, excluding current portion of long-term debt	(14,128)	(17,044)
Gain/(Loss) on sale of vessels	31,453	(3,001)
Contract termination deposits and forfeiture vessels deposits	-	(55,000)
Gain on contract cancellation		9,098
Goodwill impairment charge	-	(700,457)
Commitments fees on undrawn line on credit	-	(2,855)
Amortization of fair value of acquired time charter agreements	3,461	8,741
Amortization of free lubricants benefit	(1)	-
Change in fair value of derivatives	(2,243)	(174,169)
Stock based compensation	-	9,846
Equity in income of investee	(299)	-
Net interest expense	11,271	34,121
Amortization of deferred financing costs included in net interest expense	(458)	(3,351)
Income taxes	-	1,337
EBITDA	227,997	(932,245)
Dollars in thousands	12 months ended Dec 31, 2007	12 months ended Dec 31, 2008
Net cash provided by operating activities	407,899	540,129
Net increase/ (decrease) in current assets	23,291	33,914
Net decrease/ (increase) in current liabilities, excluding current portion of long-term debt	(18,873)	(9,904)
Gain on sale of vessels	137,694	223,022
Contract termination deposits and forfeiture vessels deposits	-	(55,000)
Gain on contract cancellation	-	9,098
Goodwill impairment charge		(700,457)
Commitments fees on undrawn line on credit	-	(2,855)
Amortization of fair value of acquired time charter agreements	7,185	34,638
Amortization of free lubricants benefit	257	276
Change in fair value of derivatives	(128)	(204,964)
Stock based compensation	-	(31,502)
Equity in income of investee	(299)	(6,893)
Minority interest		(16,825)
Net interest expense	46,158	100,109
Amortization of deferred financing costs included in net interest expense	(2,190)	(15,980)
Income taxes	-	2,844
EBITDA	600,994	(100,350)

Fleet List

The table below describes our fleet development and current employment profile as of March 24, 2009:

	Year			Gross rate	Redelivery
	Built	DWT	Type	per day	Earliest	Latest

Fixed rate employment
Capesize:
Alameda	2001	170,269	Capesize	$21,000	Feb-11	May-11
Brisbane	1995	151,066	Capesize	$25,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	$61,000	April -18	Jun-18
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$67,000	Feb-13	Apr-13
Mystic	2008	170,500	Capesize	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	$57,000	Dec-11	Apr-12

Panamax:
Avoca	2004	76,500	Panamax	$45,500	Aug-13	Dec-13
Bargara	2002	74,832	Panamax	$43,750	May -12	Jul-12
Capitola	2001	74,832	Panamax	$39,500	Jun-13	Aug-13
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Ecola	2001	73,931	Panamax	$43,500	Jun-12	Aug-12
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Majorca	2005	74,364	Panamax	$43,750	Jun-12	Aug-12
Mendocino	2002	76,623	Panamax	$56,500	Jun-12	Sep-12
Padre	2004	73,601	Panamax	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	$42,500	Sept-13	Dec-13
Redondo	2000	74,716	Panamax	$34,500	Apr-13	Jun-13
Saldanha	2004	75,500	Panamax	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	$39,500	May-13	Jul-13
Xanadu	1999	72,270	Panamax	$39,750	Jul-13	Sep-13

Supramax:
Paros I (ex Clipper Gemini)	2003	51,201	Supramax	$27,135	Oct-11	May-12
Pachino (ex.VOC Galaxy)	2002	51,201	Supramax	$20,250	Sept-10	Feb-11
Spot rate employment Panamax:
Conquistador	2001	75,607	Panamax
Coronado	2000	75,706	Panamax
Delray	1994	71,862	Panamax
Heinrich Oldendorff	2001	73,931	Panamax
Iguana	1996	70,349	Panamax
La Jolla	1997	72,126	Panamax
Maganari	2001	75,941	Panamax
Marbella	2000	72,561	Panamax
Ocean Crystal	1999	73,688	Panamax
Oregon	2002	74,204	Panamax
Primera	1998	72,495	Panamax
Sonoma	2001	74,786	Panamax
Sorrento	2004	76,633	Panamax
Toro	1995	73,034	Panamax
New Buildings
N/B-Hull No: 1518A	2009	75,000	Panamax	N/A
NB-Hull No: 1519A	2009	75,000	Panamax	N/A
NB-Hull No 2089	2009	180,000	Capesize	N/A
NB-Hull No SS 58	2010	82,000	Kamsarmax	N/A
N/B-Hull No: SS 59	2010	82,000	Kamsarmax	N/A

Note: The Company recently agreed to amend the terms of the charter for Brisbane, from a rate of $57,000 per day for a period of 34 months to a rate of $25,000 per day for 36 months commencing February 2009, with the Company’s option to extend for three successive one year terms at a rate of $25,000 per day and the charter’s option to extend for three successive one year terms at a rate of $30,000 per day.

Conference Call and Webcast: March 25th, 2009

As announced, the Company’s management team will host a conference call, March 25th, 2009 at 9 AM Eastern Daylight Savings Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips"

A replay of the conference call will be available until April 1, 2009. . The United States replay number is 1(866) 247 4222; the international replay number is 0(800) 953-1533; from the UK or (+44) 1452-550 000 and access code required for the replay is: 2133051#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 42 drybulk carriers comprising  7 Capesize,  28 Panamax,  2 Supramax,  5 newbuilding drybulk vessels, with a combined deadweight tonnage of about 4.0 million and two drilling rigs, two drillship new building.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS".

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: March 24, 2009	By: /s/George Economou
George Economou
Chief Executive Officer and Interim
Chief Financial Officer